Exhibit 21.1

LIST OF SUBSIDIARIES OF HAWAIIAN HOLDINGS, INC.

Hawaiian Airlines, Inc.
Hawaiian Airlines Foundation
Hawaiian Finance 1, Ltd.
Hawaiian Finance 2, Ltd.
Hawaiian Brand Intellectual Property, Ltd. (Cayman Island exempted company)
HawaiianMiles Loyalty, Ltd. (Cayman Island exempted company)
Hawaiian Gifts, LLC
Airlines Contract Maintenance and Equipment, Inc.
Aviation Legacy, LLC
HA 3049 Ualena Street, LLC
Elliott Street Holdings, Inc.
Aviation Legacy, LLC